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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                         GLOBAL MOTORSPORT GROUP, INC.
                           (NAME OF SUBJECT COMPANY)

                         GLOBAL MOTORSPORT GROUP, INC.
                       (NAME OF PERSON FILING STATEMENT)

                               ----------------

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                               ----------------

                                   378937106
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                              JAMES J. KELLY, JR.
                          EXECUTIVE VICE PRESIDENT AND
                            CHIEF FINANCIAL OFFICER
                         GLOBAL MOTORSPORT GROUP, INC.
                             16100 JACQUELINE COURT
                         MORGAN HILL, CALIFORNIA 95037
                                 (408) 778-0500

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING THIS STATEMENT)

                               ----------------

                                   Copies to:
                             THOMAS D. MAGILL, ESQ.
                           GIBSON DUNN & CRUTCHER LLP
                                  4 PARK PLAZA
                                JAMBOREE CENTER
                             IRVINE, CA 92614-8557
                                 (714) 451-3800

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                                 INTRODUCTION

  This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates to an offer by Golden Cycle, LLC, a Pennsylvania limited liability company ("Purchaser" or "Golden Cycle") to purchase all of the issued and outstanding Shares (as hereinafter defined) of Global Motorsport Group, Inc., a Delaware corporation (formerly Custom Chrome, Inc.) (the "Company").

ITEM 1. SECURITY AND SUBJECT COMPANY

  The name of the subject company is Global Motorsport Group, Inc. The address of the principal executive office of the Company is 16100 Jacqueline Court, Morgan Hill, California 95037. The title of the class of equity securities to which this Schedule 14D-9 relates is the Company's common stock, $0.001 par value per share (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER

  This Schedule 14D-9 relates to the tender offer disclosed in the Schedule 14D-1, dated April 7, 1998 (the "Schedule 14D-1"), filed with the Securities and Exchange Commission (the "Commission") by Purchaser, relating to an offer by Purchaser to purchase all of the issued and outstanding Shares for an amount equal to $18.00 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 7, 1998, and the related Letter of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"). As set forth in the
Schedule 14D-1, the principal executive office of Purchaser is located at One Wynnewood Road, Suite 100, Wynnewood, Pennsylvania 19096.

ITEM 3. IDENTITY AND BACKGROUND

  (a) The name and business address of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 of this Schedule 14D-9.

  (b) The Company and Lionel M. Allan, an outside member of the Board of Directors, have an arrangement whereby Mr. Allan renders certain legal consulting services to the Company in exchange for compensation in the amount of $6,750 per month, plus a $1,000 per month office allowance. The arrangement may be terminated by either Mr. Allan or the Company at will.

  The Company provides coverage under its group medical plan for both of the Company's outside directors, Lionel M. Allan and Joseph F. Keenan, at a cost of approximately $700 per month per director.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  (a) RECOMMENDATION OF THE BOARD OF DIRECTORS

  On March 23, 1998, the Company received a written proposal by Purchaser (the "Original Proposal") for a business combination between Purchaser and the Company in which Purchaser proposed that the Stockholders would receive cash consideration of $18.00 per Share. The Offer was commenced on April 7, 1998. The Board met on April 9 and 11, 1998 to consider the Offer and related matters. At those meetings, the Board considered the Company's business, financial condition, results of operations, current business strategy and future prospects, recent and historical market prices for the Shares, the terms of the Original Proposal, the terms and conditions of the Offer, potential alternatives to the Offer, and other matters, including information presented by the Company's management, Cleary Gull Reiland & McDevitt Inc. ("Cleary Gull"), the Company's financial advisor, and the Company's legal advisors. At the meeting on April 11, 1998 the Board unanimously determined that the Offer is inadequate and not in the best interests of the Company or its Stockholders. Although the Board has not made any decision to sell the Company or engage in a business combination with another company or in

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any other extraordinary transaction, it has determined that the interests of the Company and its Stockholders would be best served by the Company exploring alternatives available to it to maximize Stockholder value. THE BOARD HAS UNANIMOUSLY DETERMINED THAT THE OFFER IS INADEQUATE AND NOT IN THE BEST INTERESTS OF THE COMPANY OR ITS STOCKHOLDERS. THE BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY NOT TENDER THEIR SHARES PURSUANT TO THE OFFER. The Board has directed management and the Company's advisors to explore alternatives to maximize stockholder value and to report back to the Board promptly with respect thereto. See Item 7(a) below.

  Copies of the letter to the Company's Stockholders communicating the Board's recommendations and the press release relating thereto are filed as Exhibits 4(a)(1) and 4(a)(2), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

  (b) In reaching the conclusions and recommendations described in Item 4(a) above, the Board considered a number of factors, including, without limitation, the following:

    (i) The Board's consideration of information supplied by the Company's financial advisors considering premiums paid in other takeover transactions, as compared with the premium provided by the Offer; an analysis of valuation multiples of revenues, earnings per share, EBITDA and EBIT found in the marketplace generally and in other takeover transactions, as compared with multiples implicit in the Offer; stock price movements; the performance and prospects of comparable corporations; market capitalization; levered market capitalization; present value and future stock prices and certain additional financial matters, all of which led the Board to conclude that the Offer Price of $18.00 per Share was inadequate;

    (ii) The Board's familiarity with, and information provided by the Company's management as to, the business, financial condition, results of operations, current business strategy and future prospects of the Company, the nature of the markets in which the Company operates, the Company's position in such markets, the historical and current market prices for the Common Stock, and the strength of the Company's management team;

    (iii) Information provided by the Company's management and by Cleary Gull relating to certain alternatives potentially available to the Company for maximizing stockholder value;

    (iv) The view of the Company's management that a strategy of investigating alternative transactions could lead to a value for the Shares in excess of that presented by the Offer;

    (v) The Board's and management's commitment to protecting the best interests of the Stockholders and enhancing the value of the Company;

    (vi) The fact that Purchaser is a new corporation with no business or operations which has been formed solely to make the Offer, and whose management does not appear to have any experience in the aftermarket motorcycle parts distribution industry, which is the business of the Company;

    (vi) The significant conditions of the Offer, including the requirements that the consummation of the Offer is conditioned upon, among others:

      (a) Purchaser obtaining, prior to the expiration of the Offer, on terms satisfactory to Purchaser, in its sole discretion, sufficient financing to enable the consummation of the Offer and the Proposed Merger (the "Financing Condition"), with regard to which the Board noted that the required financing has not yet been obtained and is itself subject to a variety of conditions;

      (b) Purchaser's determination, in its sole judgment, that there has not occurred or been threatened any change in the business, properties, condition (financial or otherwise) or prospects of the Company that may have material adverse significance with respect to the value of the Shares to Purchaser; and

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      (c) Numerous other conditions on Purchaser's obligation to consummate the Offer.

    (vii) The Board's belief, based in part on the factors referred to in paragraphs (i) through (vi) above, that the Offer does not reflect the current value inherent in the Company, and that the interests of the Company and its Stockholders would be best served by the Company exploring alternatives available to it for maximizing Stockholder value.

  The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive. In view of the variety of factors considered in its evaluation, the Board did not find it practical to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its conclusions and recommendation. In addition, individual members of the Board may have given different weights to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

  The Company has retained Cleary Gull as its financial advisor with respect to the Offer and other matters arising in connection therewith, including assisting the Company in exploring alternatives in light of the Offer. Pursuant to the letter agreement between Cleary Gull and the Company dated April 9, 1998 (the "Cleary Gull Engagement Letter"), the Company has agreed to pay Cleary Gull as follows:

    (a) $50,000 payable every three months on the last day of each such period until the earlier of (i) two years or (ii) the closing of a Transaction (as defined below);

    (b) Upon the Company's acceptance of a letter of intent, preliminary agreement or similar document whereby an entity other than the Company acquires all or part of the Company in one transaction or a series of transactions by means of a merger, consolidation, reorganization, joint venture, partnership, tender offer, exchange offer, purchase, lease, strategic alliance, or sale of stock or assets, or other business combination resulting in a change in control of the Company or the sale or transfer of any unit, subsidiary, division or line of business of the Company (a "Sale Transaction"), or upon an agreement in principle with respect to the terms of a potential Sale Transaction or otherwise upon the Board of Director's approval of a potential Sale Transaction or the public announcement of a Sale Transaction, Cleary Gull shall receive from the Company a fee of $250,000.

    (c) Upon the consummation of a Sale Transaction, Cleary Gull shall receive a success fee of 1% of the aggregate consideration less any sums already paid to Cleary Gull, plus an incentive fee ranging from 3% to 5% of the aggregate per Share value received by the Stockholders in excess of certain threshold amounts;

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    (d) In the event that Cleary Gull arranges a private placement of senior debt, subordinated debt or equity of the Company to a limited number of institutional and/or other private investors in a transaction which does not result in a change of control of the Company, Cleary Gull shall receive a success fee in the amount equal to the aggregate value of the securities placed or sold by Cleary Gull on behalf of the Company multiplied by the applicable percentage in accordance with the following table:

                                                                       PERCENT
                                                                      OF AMOUNT
                                                                      COMMITTED
       CLASS OF INVESTMENT                                           OR INVESTED
       -------------------                                           -----------
       Senior Debt..................................................       1%
       Subordinated Debt............................................       4%
       Equity.......................................................       6%

  The Company has also agreed to reimburse Cleary Gull for its reasonable out-of-pocket expenses, including fees and expenses of counsel, and to indemnify Cleary Gull and certain related persons against certain liabilities in connection with their engagement.

  The company has retained MacKenzie Partners, Inc. ("MacKenzie") to assist the Company in communicating with its stockholders and to provide other services in connection with the Offer. The Company has agreed to pay MacKenzie reasonable and customary compensation for such services, reimburse it for reasonable out-of-pocket expenses and provide customary indemnifications.

  Except as described above, neither the Company nor any person on its behalf has employed, retained or compensated any person or class of persons to make solicitations or recommendations to security holders concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

  To the knowledge of the Company, except as described in the following sentences, no transactions in Shares have been effected in the past 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company. See Item 8 below, which sets forth certain information with respect to the Rights (as defined below).

  Set forth below is certain information with respect to option grants by the Company to its executive officers, non-employee directors and employees since January 1, 1998:

    (i) Joseph Piazza, Sr., President and Chief Executive Officer, was granted vested options to purchase 100,000 Shares at the price of $12.00 per Share on January 14, 1998.

    (ii) Joseph Piazza, Sr., President and Chief Executive Officer, was granted vested options to purchase 10,000 Shares at the price of $12.25 per Share on February 2, 1998.

    (iii) Joseph F. Keenan, Chairman, was granted vested options to purchase 25,000 Shares at the price of $12.25 Share on February 2, 1998.

    (iv) Lionel M. Allan, Director, was granted vested options to purchase 25,000 Shares at the price of $12.25 Share on February 2, 1998.

    (v) Joseph Piazza, Jr., Vice President, Sales, was granted options to purchase 25,000 Shares at the price of $12.50 per Share on February 27, 1998; Frances Jimenez-Mora, Vice President, Human Resources, was granted options to purchase 15,000 Shares at the price of $12.00 per Share on January 14, 1998; and Richard Saunders, Vice President, Marketing, was granted options to purchase 8,000 Shares at the price of $12.00 per Share on January 14, 1998.

    (vi) Other employees of the Company were granted options to purchase 253,000 Shares since January 1, 1998.

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  To the best knowledge of the Company, all of its executive officers and directors presently intend to hold, and not to tender to Purchaser, all of the Shares which they hold of record or beneficially own.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

  (a) At its special meetings held on April 9 and 11, 1998, the Board of Directors, among other things, considered and reviewed on a preliminary basis the feasibility and desirability of exploring and investigating a variety of possible alternative transactions to the Offer that might enhance stockholder value, including without limitation, a business combination between the Company and another company, a recapitalization or restructuring of the Company, and the sale of the entire Company. After considerable discussion, the Board of Directors unanimously directed senior management, with the assistance of the Company's financial and legal advisors, to preliminarily explore and investigate the desirability and feasibility of various alternative transactions that might provide greater value to the Company's stockholders than the Offer, and to engage in discussions with third parties, as appropriate. In this connection, the Company has received expressions of interest from other parties which may have an interest in acquiring the Company at a more attractive price than that offered by Golden Cycle, and the Company expects to enter into confidentiality and standstill agreements concerning the furnishing of confidential information to parties indicating an interest in such a transaction and to respond to due diligence inquiries.

  The Board of Directors has made no decision concerning any such alternative transactions and intends to continue to review its various alternatives. There can be no assurance that the Company's advisors and management will present any such alternative to the Board of Directors for its approval, that the Board will approve any such transaction presented to it, or that any transaction approved by the Board will be consummated.

  The Board of Directors has determined that disclosure at this point with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to herein might jeopardize the initiation or continuation of any discussions or negotiations that the Company may conduct. Accordingly, on April 11, 1998, the Board of Directors adopted a resolution instructing management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached.

  (b) Except as described above, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer which relates to or would result in one or more of the matters referred to in Item 7(a) of this Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

POSTPONEMENT OF RIGHTS DISTRIBUTION DATE

  At its meeting on April 11, 1998, the Board took action, pursuant to the Preferred Share Rights Agreement dated as of November 13, 1996 (the "Rights Agreement") between the Company and American Stock Transfer and Trust Company, to postpone the Distribution Date (as defined in the Rights Agreement) with respect to the Rights (as defined in the Rights Agreement) indefinitely (but not beyond the time a person becomes an "Acquiring Person" as defined in the Rights Agreement). Until the Distribution Date, the Rights will continue to be evidenced by the certificates for the Shares and the Rights will be transferable only in connection with the transfer of the associated Shares.

CERTAIN LITIGATION

 Delaware State Inspection Litigation

  On March 25, 1998, Golden Cycle, by and through its agent Cede and Co., served on the Company a demand for production of the Company's stocklist and inspection of a wide range of books and records of the company (the "Demand Letter"). On April 1, 1998, the Company responded by letter stating that the Company could not ascertain from the Demand Letter whether a "proper purpose" under Delaware General Corporation

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Law (S) 220 had been stated and requested clarification. On April 2, 1998,
Golden Cycle initiated proceedings in Delaware Chancery Court ("Chancery Court") seeking production of a stocklist and equitable relief in the form of an order allowing inspection. Golden Cycle also sought expedited treatment of the entire matter. On April 3, 1998, the Chancery Court bifurcated the proceedings and ordered discovery on an expedited basis. Pursuant to this order, on April 3, 1998, Golden Cycle filed its opening brief in support of its demand for the stocklist. On April 6, 1998, the Company filed its answer in this matter denying that Golden Cycle had stated a "bona fide" primary purpose for the list or documents as is required under Delaware law. The answer also requests that the suit be dismissed. On April 10, 1998, the Company filed its response. A hearing to consider whether Golden Cycle is entitled to receive the stocklist is scheduled for April 14, 1998. The remainder of the demand is scheduled to be resolved in May of 1998. Discovery is ongoing.

 Delaware State Fiduciary Duty Litigation

  On April 7, 1998, Golden Cycle filed a complaint in Chancery Court against the Company and each member of its board alleging interference with corporate franchise, breach of fiduciary duty and fraud. The action alleges various actions or inactions relating to Golden Cycle's consent solicitation and tender offer and seeks, inter alia, redemption of the Rights, injunctive relief and unspecified damages. Golden Cycle has requested expedited consideration of this matter.

 California Federal Litigation

  On April 2, 1998, the Company filed suit in the United States District Court for the Northern District of California alleging, inter alia, that Golden Cycle violated the Securities Exchange Act of 1934 by filing false and misleading materials with regard to Golden Cycle's consent solicitation and that Golden Cycle's submission pursuant to Section 13 of the Exchange Act was also false and misleading. The Complaint seeks, inter alia, to enjoin the solicitation of written consents pursuant to Golden Cycle's solicitation materials.

 Delaware Federal Litigation

  On April 6, 1998, Golden Cycle filed suit against the Company and each member of the Board alleging that the Board set the record date for the written consent solicitation in contravention of the rules promulgated under the Exchange Act. The Complaint seeks, inter alia, a declaration that March 30, 1998 is ineffective as a record date for Golden Cycle's written consent solicitation.

 Delaware Class Action

  On March 26, 1998, The Great Neck Capital Appreciation Investment Partnership, L.P. ("Great Neck") filed a class action complaint in the Delaware Chancery Court on behalf of the Company's stockholders against the Company, each of the members of the Company's Board of Directors, and Ignatius J. Panzica, alleging that each of the defendants breached their fiduciary duties to the Company's stockholders by failing adequately to consider Golden Cycle's March 23, 1998 offer to purchase the Company, or to negotiate with Golden Cycle and/or other potential acquirers. On March 30, 1998, after Golden Cycle filed preliminary consent solicitation materials with the Securities and Exchange Commission, a second class action complaint was filed in the Delaware Chancery Court by Ralph Bonito, on behalf of the Ralph Bonito IRA and Company stockholders, against the same defendants. The complaint filed by Mr. Bonito is virtually identical to the complaint previously filed by Great Neck. Both complaints seek mandatory injunctive relief compelling the Company and the Board of Directors to take all steps necessary to arrange for the sale of the Company to the highest bidder.

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ITEM 9. MATERIALS TO BE FILED AS EXHIBITS

   4(a)(1) Letter to Stockholders, dated April 13, 1998, from the Company's
           Board of Directors.*+
   4(a)(2) Press release, dated April 13, 1998, issued by the Company.+

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 * Included with Schedule 14D-9 mailed to shareholders.
 + Filed herewith.

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                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                          GLOBAL MOTORSPORT GROUP, INC.

                                                /s/ Joseph Piazza
                                          By: _________________________________
                                                      Joseph Piazza
                                              President and Chief Executive
                                                         Officer

Dated: April 13, 1998

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                                 EXHIBIT INDEX



   4(a)(1) Letter to Stockholders, dated April 13, 1998, from the Company's
           Board of Directors.*+
   4(a)(2) Press release, dated April 13, 1998, issued by the Company.+

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 * Included with Schedule 14D-9 mailed to shareholders.
 + Filed herewith.